August 27, 2024

Jian Hua
Chief Executive Officer
Papa Medical Inc.
202 North California Ave
City of Industry, CA 91744

       Re: Papa Medical Inc.
           Draft Registration Statement on Form S-1
           Submitted July 31, 2024
           CIK No. 0002024283
Dear Jian Hua:

       We have reviewed your draft registration statement and have the following comment(s).

        Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR.
If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1 filed July 31, 2024
Risk Factors, page 7

1. We note your disclosure throughout this registration statement stating that Mr. Jian Hua, your chief executive officer and director, holds 83.6% of your common stock and that Papa Medical Inc. or its subsidiaries/operating companies have entered into agreements with other entities that are either owned by or have an ownership interest in
       by Mr. Hua   including rental agreements and supplier relationships etc.
Please discuss in
       a separate risk factor the risks posed by this arrangement. Specifically discuss whether other entities without an affiliation with Mr. Hua were considered when considering potential leased properties and suppliers. Also discuss whether prices paid to entities that are affiliated with Mr. Hua such as lease rates and inventory/supplies prices are in line with market rates of other non-affiliated entities.
 August 27, 2024
Page 2
Our business may be impacted by supply chain issues..., page 13

2. We note your risk factor that your supply chain may be impacted by port delays. Update your risks characterized as potential if recent supply chain disruptions that are not limited to port delays have impacted your operations.
Outbreaks of infectious diseases, epidemics, natural disasters or other events have materially and adversely affected..., page 13

3. We note your disclosure stating that you "carefully evaluate potential outcomes and work to mitigate risks" related to inflation and other macroeconomic risks. Please update your disclosure to identify actions planned or taken, if any, to mitigate inflationary pressures.
Substantially all of our executive officers and directors are located in mainland China..., page 15

4. We note your disclosure stating that except for your Chief Financial Officer and Chief
       Operating Officer, all of your executive officers and directors are located in mainland
       China. Please revise your risk factors section to discuss any potential risks related to PRC government regulations. Specifically, discuss whether you are subject to, or potentially could be subject to PRC regulations including but not limited to, CSRC's Trial
       Administrative Measures. If you believe that you are not subject to these regulations, provide your analysis as to why.
Certain Relationships and Related Party Transactions
Related Party Transactions with Shenzhen Feellife, page 70

5. We note your disclosure of various agreements with Shenzhen Feellife and Shenzhen
       LFS, including a purchase agreement for cannibis and consuming E-vapors. Please expand your disclosure to include the purchase amounts paid to these related parties for every period presented. Your current disclosure only provides the amount of revenue generated from your related party transactions.
Financial Statements
General, page F-1

6. In your next amendment, please provide current interim financial information and related
       MD&A. Refer to Rules 8-03 and 8-08 of Regulation S-X for guidance.

       Please contact Kevin Stertzel at 202-551-3723 or Kevin Woody at 202-551-3629 if you
have questions regarding comments on the financial statements and related matters. Please contact Eranga Dias at 202-551-8107 or Jay Ingram at 202-551-3397 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Manufacturing